UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

BiondVax Pharmaceuticals Ltd. (the “Company”) hereby furnishes the following documents in connection with its Annual General Meeting of Shareholders scheduled for August 24, 2023, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel:

(1)	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on August 24, 2023, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(2)	Proxy Card whereby holders of Company shares may vote at the meeting without attending in person.

The Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit Index

Exhibit	Description
99.1	Notice and Proxy Statement.
99.2	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

July 12, 2023

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